UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Harbin Electric, Inc.
(Name of Issuer)
Common Stock, Par Value $.00001
(Title of Class of Securities)
41145W 10 9
(CUSIP Number)
Donald Yang Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (+852) 3602 1800
With copies to:
Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (+852) 3602 1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41145W 10 9	Page 3 of 22

1.		NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,267 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 964,267 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,267 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 4 of 22

1.		NAME OF REPORTING PERSON: Abax Jade Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 131,240 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 131,240 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,240 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 5 of 22

1.		NAME OF REPORTING PERSON: Abax Nai Xin A Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 466,467 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 466,467 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,467 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 6 of 22

1.		NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,561,974 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,561,974 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 7 of 22

1.		NAME OF REPORTING PERSON: Abax Upland Fund LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,561,974 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,561,974 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.		TYPE OF REPORTING PERSON OO

CUSIP No.	41145W 10 9	Page 8 of 22

1.		NAME OF REPORTING PERSON: Abax Arhat Fund
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,561,974 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,561,974 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 9 of 22

1.		NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,561,974 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,561,974 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 10 of 22

1.		NAME OF REPORTING PERSON: Abax Global Capital
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,561,974 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,561,974 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 11 of 22

1.		NAME OF REPORTING PERSON: AGC Asia 3 Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,046 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,046 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,046 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 12 of 22

1.		NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9	Page 13 of 22

1.		NAME OF REPORTING PERSON: Xiang Dong Yang
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.		TYPE OF REPORTING PERSON IN

This Schedule 13D (the “Schedule 13D”) is filed jointly by Abax Lotus Ltd. (“Abax Lotus”), Abax Jade Ltd. (“Abax Jade”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), Abax Global Capital (“AGC”), AGC Asia 3 Ltd. (“AGC Asia 3”), Abax Global Capital (Hong Kong) Limited (“Abax HK”), Abax Nai Xin A Ltd. (“Abax Nai Xin”) and Xiang Dong Yang (“Mr. Yang”, collectively with Abax Lotus, Abax Jade, Global Fund, Upland, Arhat, Upland Managing Member, AGC, AGC Asia 3, Abax HK, Abax Nai Xin, the “Abax Parties”). The Abax Parties are collectively referred to herein as the “Reporting Persons”.  This Schedule 13D represents the initial statement on Schedule 13D filed by the Abax Parties with respect to Harbin Electric, Inc. (the “Issuer”) and amends the information provided by the Abax Parties on Schedule 13G filed on December 9, 2010.

Item 1.                                Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.00001 (“Common Stock”), of the Issuer.  As of the date of this Statement, the Issuer has 31,250,820 shares of Common Stock issued and outstanding.  The principal executive offices of the Issuer are located at No. 9, Ha Ping Xi Lu, Ji Zhong Qu, Harbin Kai Fa Qu, Harbin 150001, People’s Republic of China.

Item 2.                                Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

The Reporting Persons may participate in the transactions described in Item 4 below, and may be deemed to constitute a “group” within the meaning of Rule 13(d)-5(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any Common Stock that may be beneficially owned by the members of the group as a whole.

(b) Each of the Reporting Persons’ business address is as follows:

Each Abax Person (as defined in Item 2(c) below) and each Abax Party’s business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

(c)  Global Fund is the sole shareholder of Abax Lotus, Abax Nai Xin and Abax Jade. Arhat and Upland together hold 100% of the Global Fund. AGC is the managing shareholder of Arhat and sole shareholder of Abax HK while Upland Managing Member is the managing member of Upland. Abax HK is the investment advisor to AGC, Arhat, Upland, the Global Fund, and AGC Asia 3 and is an asset manager focused on Asian private and public investments with an emphasis on Greater China.

Mr. Yang is the ultimate controlling person of AGC and Upland Managing Member and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by Abax Nai Xin, Abax Jade and Abax Lotus.  Mr. Yang is the ultimate controlling shareholder of Abax HK and may be deemed to beneficially own the shares owned by AGC Asia 3.  Each of Arhat, Upland, AGC, Upland Managing Member, Abax HK, the Global Fund and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

The name, title, present principal occupation or employment of each of the directors and executive officers of each Abax Party, each of which is an “Abax Person” is set forth below:

For Abax HK and AGC:

Name	Occupation/Position	Entity
Mr. Yang	President, Chief Investment Officer and Director	Abax HK and AGC
Mr. Frank Feng Qian	Chief Risk Officer and Director	Abax HK and AGC
Mr. William Hoi Hin Chan	Managing Director	Abax HK and AGC
Mr. John Lu Goh	Managing Director	Abax HK and AGC
Mr. Richard Yee	General Counsel and Compliance Officer	Abax HK and AGC

For Abax Lotus, Abax Jade, Abax Nai Xin, Global Fund, Arhat, and Upland Managing Member:

Name	Occupation/Position	Entity
Mr. Yang	Director	Abax Lotus, Abax Jade, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Frank Feng Qian	Director	Abax Lotus, Abax Jade, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Ron Silverton	Director	Abax Lotus, Abax Jade, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Xiaoxin Chen	Director	Abax Lotus, Abax Jade, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member

For AGC Asia 3:

Mr. Yang	Director	AGC Asia 3
Mr. Frank Feng Qian	Director	AGC Asia 3

(d)  During the past five years, no Abax Party nor any Abax Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no Abax Party nor any Abax Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Abax Lotus is a Cayman Islands domiciled exempted company; Abax Jade is a Cayman Islands domiciled exempted company; Global Fund is a Cayman Islands domiciled exempted company; Upland is a Delaware limited liability company; Arhat is a Cayman Islands domiciled exempted company; Upland Managing Member is a Cayman Islands domiciled exempted company; AGC is a Cayman Islands domiciled exempted company; AGC Asia 3 is a Cayman Islands domiciled exempted company; Abax HK is a Hong Kong company; Abax Nai Xin is a Cayman Islands domiciled exempted company; Mr. Yang is a citizen of Hong Kong; Mr. Qian is a citizen of the People’s Republic of China; Mr. Chan is a citizen of Hong Kong; Mr. Goh is a citizen of Singapore; Mr. Yee is a citizen of the United States; Mr. Silverton is a citizen of the United States; and Mr. Chen is a citizen of the People’s Republic of China.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.                                Source and Amount of Funds or Other Consideration

Except as described in Item 5(c) below, the shares of Common Stock owned by an Abax Party were purchased in broker’s transactions on Nasdaq at an aggregate purchase cost of approximately US$23,956,200. The source of funds was from the investors in the Abax Parties.

Item 4.                                Purpose of Transaction

The Abax Parties acquired all of the shares of Common Stock owned by them for investment purposes in the ordinary course of business. The Abax Parties intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Abax Parties have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

On January 9, 2011, Abax HK and the Issuer entered into a confidentiality letter agreement with the Issuer (with respect to receipt of confidential information regarding the Issuer in consideration of a possible negotiated transaction with the Issuer) and a Standstill Agreement with the Issuer. Pursuant to the terms of the Standstill Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated by reference as if set forth in its entirety, Abax HK agreed to certain restrictions on the actions of Abax HK and its affiliates with respect to the Issuer’s securities for the period commencing on January 9, 2011 and ending on the earlier of (1) 18 months from January 9, 2011 and (2) the public announcement by the Issuer that its Board of Directors has approved, or that the Issuer has entered into, a definitive agreement providing for a business combination or sale transaction involving all or substantially all of the Issuer and its assets or its equity interests, unless specifically invited in writing by the Issuer.

No assurances can be given that any agreement with the Issuer relating to any potential transactions will be entered into or be consummated. No binding obligation on the part of the Issuer or any Abax Party shall arise with respect to any potential transactions unless and until definitive agreements have been executed and delivered.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.                                Interest in Securities of the Issuer

(a)-(b) The cover pages of this Schedule 13D are incorporated herein by reference as if set forth in their entirety.

Abax Lotus holds 964,267 shares of Common Stock, approximately 3.1% of the outstanding shares of Common Stock. Abax Nai Xin holds 466,467 shares of Common Stock, approximately 1.5% of the outstanding shares of Common Stock. Abax Jade holds 131,240 shares of Common Stock, less than 1% of the outstanding shares of Common Stock. AGC Asia 3 holds 130,046 shares of Common Stock, less than 1% of the outstanding shares of Common Stock. Abax HK is the investment advisor to AGC Asia 3. Mr. Yang is a director, Chief Investment Officer and President of Abax HK and a director of AGC Asia 3 as well as the ultimate controlling shareholder of Abax HK.  Abax HK and Mr. Yang therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by each of Abax Lotus, Abax Jade, Abax Nai Xin and AGC Asia 3. Due to their control relationship over each of Abax Lotus, Abax Nai Xin and Abax Jade, each of AGC, Upland Managing Member, Arhat, Upland and Global Fund may be deemed to beneficially own an aggregate of 1,561,974 shares of Common Stock, or 5% of the outstanding shares of Common Stock. Due to Mr. Yang’s control relationship over all of these entities, he may therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by each of the Abax Parties, which aggregate number is 1,692,020, representing 5.4% of the outstanding shares of Common Stock.

By virtue of transactions described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Issuer during the past sixty (60) days, except that:

(i) AGC Asia 3 (1) on November 8, 2010 sold 100 call option contracts each for 100 shares of Common Stock, with a strike price of US$20.00 per share, at an average price per share of US$.30 in broker’s transactions on Nasdaq, (2) on November 10, 2010 purchased 15,000 shares of Common Stock at an average price per share of US$20.414 in broker’s transactions on Nasdaq, (3) on November 17, 2010 sold 100 call option contracts each for 100 shares of Common Stock, with a strike price of US$22.50 per share, at an average price per share of US$.60 in broker’s transactions on Nasdaq and (4) on November 30, 2010 purchased 10,000 shares of Common Stock at an average price per share of US$16.1528 from Abax Lotus; and

(ii) Abax Lotus (1) on November 30, 2010 purchased 100,000 shares of Common Stock at an average price per share of US$16.0839 in broker’s transactions on Nasdaq, (2) on November 30, 2010 purchased 50,000 shares of Common Stock at an average price per share of US$16.2377 in broker’s transactions on Nasdaq and (3) on November 30, 2010 sold 10,000 shares of Common Stock at an average price per share of US$16.1528 to AGC Asia 3.

(d) Not applicable.

(e) Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D and Item 5 of this Schedule 13D are incorporated herein by reference. In addition, on September 17, 2010, Abax Lotus shorted 122 call option contracts each for 100 shares of Common Stock, with a strike price of US$25.00 per share, for US$.40 per contract. These options expire on March 25, 2011.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                                Material to Be Filed as Exhibits

The following is filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated January 10, 2011

Exhibit 2	Standstill Agreement by and among Abax HK and Harbin Electric, Inc., dated January 9, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:           January 10, 2011

ABAX LOTUS LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX JADE LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX NAI XIN A LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By:   ABAX CLAREMONT LTD. in its capacity as
         Managing Member

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 3 LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

  /s/  Xiang Dong Yang
Name: Xiang Dong Yang

Exhibit Index

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated January 10, 2011

Exhibit 2	Standstill Agreement by and among Abax HK and Harbin Electric, Inc., dated January 9, 2011